BH SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	185,273
Prepaid expenses and deposits		13,226
Total assets	$	198,499

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	8,780
Total liabilities	$	8,780
MEMBER'S EQUITY	$	189,719
Total liabilities and member's equity	$	198,499

(The accompanying notes to financial statements are an integral part of these statements.)